**Mail Stop 4561**
**Via Fax (866) 241-6868**

October 21, 2009

Brad Lever
Chief Executive Officer and Chief Financial Officer
eCrypt Technologies, Inc.
4750 Table Mesa Dr.
Boulder, CO 80305

Re:     **eCrypt Technologies, Inc.**
        **Form 8-K filed October 7, 2009**
        **File No. 000-53489**

Dear Mr. Lever:

        We have completed our review of Item 4.01 of your Form 8-K noted above and do not, at this time, have any further comments.

Sincerely,

Melissa Feider
Staff Accountant